                             ____________________

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                             ____________________
                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                          BRIGHAM EXPLORATION COMPANY
                               (Name of Issuer)
                                  ___________

                         COMMON STOCK, $.01 PAR VALUE
                        (Title of Class of Securities)
                                  ___________

                                 109178  10  3
                                (CUSIP Number)

                                  ___________

                                 Julia Murray
                            General Counsel-Finance
                     Enron Capital & Trade Resources Corp.
                               1400 Smith Street
                             Houston, Texas 77002
                                (713) 853-6161

                      (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices
                              and Communications)
                                  ___________

                                August 24, 1998
            (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement  on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [_]

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
                             ____________________

CUSIP NO.: 109178 10 3                                        PAGE 2 OF 10 PAGES
          ------------

                                 SCHEDULE 13D

===============================================================================
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Enron Capital & Trade Resources Corp.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [_]
      (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      WC
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
      [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
 ------------------------------------------------------------------------------
 7    SOLE VOTING POWER

      0
------------------------------------------------------------------------------
 8    SHARED VOTING POWER

      2,052,632*
------------------------------------------------------------------------------
 9    SOLE DISPOSITIVE POWER

 -----------------------------------------------------------------------------
10    SHARED DISPOSITIVE POWER

      2,052,632*
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,052,632*
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.8%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
================================================================================

*Includes shares issuable upon the exercise of Warrants to Purchase Common
 Stock.

CUSIP NO.: 109178 10 3                                        PAGE 3 OF 10 PAGES
          ------------

                                 SCHEDULE 13D

===============================================================================
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Enron Corp.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [_]
      (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      WC
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
      [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Oregon
 ------------------------------------------------------------------------------
 7    SOLE VOTING POWER

      0
------------------------------------------------------------------------------
 8    SHARED VOTING POWER

      2,052,632*
------------------------------------------------------------------------------
 9    SOLE DISPOSITIVE POWER

      0
 -----------------------------------------------------------------------------
10    SHARED DISPOSITIVE POWER

      2,052,632*
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,052,632*
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.8%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
================================================================================

*Includes shares issuable upon the exercise of Warrants to Purchase Common
 Stock.

CUSIP NO.: 109178 10 3                                        PAGE 4 OF 10 PAGES
          ------------

                                 SCHEDULE 13D

===============================================================================
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Joint Energy Development Investments II Limited Partnership
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [_]
      (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      WC
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
      [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
 ------------------------------------------------------------------------------
 7    SOLE VOTING POWER

      0
------------------------------------------------------------------------------
 8    SHARED VOTING POWER

      1,539,474*
------------------------------------------------------------------------------
 9    SOLE DISPOSITIVE POWER

      0
 -----------------------------------------------------------------------------
10    SHARED DISPOSITIVE POWER

      1,539,474*
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,539,474*
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.6%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
================================================================================

*Includes shares issuable upon the exercise of Warrants to Purchase Common
 Stock.

                                                              Page 5 of 10 Pages

                           STATEMENT ON SCHEDULE 13D

     Introductory Note: All information herein with respect to Brigham Exploration Company, a Delaware corporation is to the best knowledge and belief of the Reporting Entities, as defined herein.

ITEM 1.   SECURITY AND ISSUER.

     This Statement on Schedule 13D relates to the common stock, par value $.01 per share of Brigham Exploration Company, a Delaware corporation ("Issuer"). The principal executive offices of Issuer are located at 6300 Bridge Point Parkway, Building 2, Suite 500, Austin, Texas 78730.

ITEM 2.   IDENTITY AND BACKGROUND.

     This Statement is filed by (i) Enron Capital & Trade Resources Corp., a Delaware corporation ("ECT"), whose principal business is the purchase of natural gas, gas liquids and power through a variety of contractual arrangements and marketing these energy products to local distribution companies, electric utilities, cogenerators and both commercial and industrial end users, as well as the provision of risk management services; (ii) Enron Corp., an Oregon corporation ("Enron"), which is an integrated natural gas, and electricity company that engages, primarily through subsidiaries, in the transportation and wholesale marketing of natural gas, the exploration for and production of natural gas and crude oil, the production, purchase, transportation and worldwide marketing and trading of natural gas liquids, crude oil and refined petroleum products, and the purchasing and marketing of electricity and other energy-related commitments; and (iii) Joint Energy Development Investments II Limited Partnership, a Delaware limited partnership ("JEDI II"), which is engaged primarily in the business of investing in and managing certain energy related assets. ECT, Enron and JEDI II are referred to herein as the "Reporting Entities." ECT is a wholly-owned subsidiary of Enron. Additional entities that may be deemed to be control persons of JEDI II are (a) Enron Capital Management II Limited Partnership, a Delaware limited partnership and the general partner of JEDI II ("ECMLP II"), whose principal business is to manage oil and gas related investments, (b) Enron Capital II Corp., a Delaware corporation and the general partner of ECMLP II ("ECC II"), whose principal business is to manage oil and gas related investments, and ECT. ECC II is a wholly owned subsidiary of ECT and an indirect, wholly owned subsidiary of Enron.

     The address of the principal business offices of ECT, JEDI II, ECMLP II, ECC II and Enron is 1400 Smith Street, Houston, Texas 77002. Schedule I attached hereto sets forth certain additional information with respect to each director and each executive officer of ECT, Enron and ECC II. The filing of this statement on Schedule 13D shall not be construed as an admission that Enron, ECMLP II, ECC II or any person listed on Schedule I hereto is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Act"), the beneficial owner of any securities covered by this statement.

     None of the Reporting Entities, nor to their knowledge ECMLP II or ECC II or any person listed on Schedule I hereto, has been during the last five years
(a) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violations with respect to such laws.

                                                              Page 6 of 10 Pages

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On August 24, 1998, pursuant to a Securities Purchase Agreement dated as of August 20, 1998, among ECT, JEDI II and the Issuer (the "Securities Purchase Agreement"), (i) ECT purchased from the Issuer an aggregate of 263,158 shares of the Issuer's Common Stock and 250,000 Warrants to Purchase Common Stock (the "Warrants") and (ii) JEDI II purchased from the Issuer an aggregate of 789,474 shares of the Issuer's Common Stock and 750,000 Warrants. The aggregate purchase price for such securities was $10,000,000 in cash, of which $ 2,500,000 was paid by ECT and $ 7,500,000 was paid by JEDI II. In addition, pursuant to the Securities Purchase Agreement, ECT and JEDI II purchased an aggregate principal amount of $50,000,000 Senior Subordinated Secured Notes due 2003 (the
"Secured Notes") for aggregate cash consideration of $40,000,000.   See Item 4
for a more complete description of the Common Stock, the Warrants, the Secured Notes and the transactions contemplated by the Securities Purchase Agreement.

     The source of the funds used for the purchases of the Common Stock and Warrants by ECT and JEDI II was working capital on hand.

ITEM 4.   PURPOSE OF THE TRANSACTION.

     The purchase of the Common Stock, Warrants and Secured Notes of the Issuer was the result of a negotiated transaction with the Issuer and were acquired for investment purposes. ECT and JEDI II intend to review their investment in the Issuer on a continuing basis and, depending upon the price of, and other market conditions relating to the Common Stock, subsequent developments affecting the Issuer (including opportunities to provide financing from time to time to the Issuer for expansion of its business), the Issuer's business and prospects, other investment and business opportunities available to ECT or JEDI II, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of their investment in the Issuer.

     The Securities Purchase Agreement, the Registration Rights Agreement, the certificates evidencing the Warrants and the Indenture, all as defined below, are each attached as exhibits to this statement on Schedule 13D and incorporated herein by reference, and the following summaries of the terms of such agreements or instruments are qualified by reference to the actual agreements or instruments.

     Securities Purchase Agreement. On August 20, 1998, ECT and JEDI II entered into a Securities Purchase Agreement which provided for the purchase by ECT and JEDI II, or their assignees, prior to September 1, 1998, of (i) an aggregate principal amount of $50,000,000 of Secured Notes; (ii) 1,000,000 Warrants to purchase Common Stock; and (iii) shares of Common Stock of the Issuer valued at $10,000,000, for the aggregate cash consideration of $50,000,000. The number of shares of Common Stock to be purchased by ECT and JEDI II was determined by dividing $10,000,000 by the average share price of $9.50. The Securities Purchase Agreement includes customary representations and warranties and
indemnification provisions.   The Securities Purchase Agreement also contains
provisions intended to limit ECT's and JEDI II's obligations or liability to the
Issuer.   In addition, the Securities Purchase Agreement provides that ECT or its designated Affiliate is entitled to designate one person to attend meetings of the board of directors of the Issuer as an observer and to receive certain written information and reports distributed to the board of directors, so long as ECT and JEDI II and/or their respective affiliates beneficially own 5% or more of the outstanding Common Stock of the Issuer (including the shares of Common Stock issuable upon exercise of the Warrants, irrespective of whether such Warrants are exercised). As of the date hereof, ECT had not designated a representative to serve on the Board of Directors, but intends to do so.

                                                              Page 7 of 10 Pages

     The Secured Notes. The Secured Notes are issued pursuant to an Indenture between the Issuer and Chase Bank of Texas, National Association, as Trustee. Interest on the Secured Notes will be payable quarterly, beginning on November 20, 1998. Interest rates payable on the Secured Notes will vary depending upon whether accrued interest is paid in cash or in kind. The Issuer may exercise its option to pay interest in kind ("PIK Interest") by delivering written notice thereof to holders of the Secured Notes on or before the quarterly interest payment date. The Company may not pay PIK Interest for more than six quarters over the term of the Secured Notes. The Secured Notes may be prepaid at any time in whole or in par, without premium or penalty, provided that all partial prepayments must be pro rata to the various holders of the Secured Notes. The Secured Notes will be fully and unconditionally guaranteed on a joint and several basis by each of the Issuer's current and future material subsidiaries and by any other current or future subsidiaries which guarantee the Senior Indebtedness (as defined in the Indenture) of the Issuer. The Secured Notes rank subordinate in right of payment to the Senior Indebtedness (as defined in the Indenture) and senior to all other financings, other than any permitted
capital leases and permitted purchase money financings.   The guaranty
agreements of the Issuer's subsidiaries will be similarly subordinated.

     Registration Rights Agreement. In connection with the Securities Purchase Agreement, the Issuer, ECT and JEDI II entered into a Registration Rights Agreement dated as of August 20, 1998 (the "Registration Rights Agreement"), which requires the Issuer to register for sale under the Securities Act of 1933, as amended (the "Securities Act") the shares of Common Stock, the Warrants, and shares of Common Stock (and any other securities) issuable upon exercise of the Warrants (collectively, the "Registrable Securities"), acquired by ECT and JEDI II, at the expense of the Issuer. These rights include "piggy back" rights to include the Registrable Securities in Securities Act registrations effected by the Issuer, as well as certain "demand" registration rights. ECT and JEDI II (and their transferees) can request an aggregate of two demand registrations and can request to include shares of Common Stock in any Registration Statement (other than registration statements on Form S-4, S-8 or with respect to transactions subject to Rule 145 under the Securities Act) covering equity securities of the Issuer.

     The Warrants. In addition to the Secured Notes and Common Stock purchased by ECT and JEDI II pursuant to the Securities Purchase Agreement, ECT purchased 250,000 Warrants and JEDI II purchased 750,000 Warrants to Purchase Common Stock, which are evidenced by Warrant Certificates A-1 and A-2, respectively. Each Warrant entitles the holder thereof to purchase one fully paid and nonassessable share of Common Stock of the Issuer at the exercise price of $10.45, subject to adjustment in certain circumstances. The Warrants may be exercised immediately in whole or in part, at any time and from time to time until 5:00 p.m. on August 22, 2005 (the "Expiration Date"), by surrendering the Warrant, together with a completed Election To Exercise and payment of the exercise price for each Warrant being exercised. On the Expiration Date, the Warrants will expire and the rights of the holders shall become void and of no effect.

     Other than the transactions described herein, none of the Reporting Entities, nor to their knowledge ECMLP II or ECC II or any person listed on
Schedule I hereto, has any plan or proposal that would result in any of the consequences listed in paragraphs (a) - (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) As set forth in this Schedule 13D, ECT owns 263,158 shares of Common Stock and JEDI II owns 789,474 shares of Common Stock of the Issuer. In addition, ECT and JEDI II own 250,000 and 750,000 Warrants, respectively, that
are immediately exercisable into shares of Common Stock of the Issuer.   If such
Warrants were exercised in full by ECT and JEDI II, the shares of Common Stock issuable upon the exercise of such Warrants, together with the Common Stock owned by ECT and JEDI II, would represent approximately 4.2% and 12.6%, respectively, of the outstanding Common Stock (based on the number of

                                                              Page 8 of 10 Pages

shares of Common Stock outstanding as of August 20, 1998 as represented by the Issuer in the Securities Purchase Agreement). See Item 4.

     Enron, ECT, ECMLP II and ECC II may be deemed to beneficially own the Common Stock and shares of Common Stock issuable upon exercise of the Warrants described herein which are held by JEDI II. Enron may also be deemed to beneficially own the Common Stock and shares issuable upon exercise of the Warrants described herein which are held by ECT. See Item 2. Enron disclaims beneficial ownership of any shares of Common Stock or shares of Common Stock issuable upon exercise of the Warrants. JEDI II disclaims beneficial ownership of the shares of Common Stock and shares of Common Stock issuable upon exercise of the Warrants issued to ECT. ECT disclaims beneficial ownership of the shares of Common Stock and shares of Common Stock issuable upon exercise of the Warrants issued to JEDI II.

     (b) ECT and Enron may be deemed to share voting and dispositive power over the Common Stock and the shares of Common Stock issuable upon exercise of the Warrants held directly by ECT. In addition, Enron, ECT, ECMLP II, ECC II and JEDI II may be deemed to share voting and dispositive power over the Common Stock and the shares of Common Stock issuable upon exercise of the Warrants held by JEDI II. See Item 2.

     (c) Other than the transactions described herein, none of the Reporting Entities, nor to their knowledge ECMLP II, ECC II or any of the persons named in
Schedule I hereto, has effected any transactions in the Common Stock during the preceding sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     See the description of the Securities Purchase Agreement, the Common Stock, the Warrants and the Registration Rights Agreement in Item 4 above.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          (i) Securities Purchase Agreement dated as of August 20, 1998 among the Issuer, ECT and JEDI II.
          (ii) Registration Rights Agreement dated as of August 20, 1998, by and among the Issuer, ECT and JEDI II.
          (iii) Warrant Certificate A-1 dated August 20, 1998, by and between Issuer and ECT.
          (iv) Warrant Certificate A-2 dated August 20, 1998, by and between Issuer and JEDI II.
          (v) Indenture between the Issuer and Chase Bank of Texas, National Association, as Trustee.
          (vi)  Joint Filing Agreement by and among the Reporting Persons.

                                                              Page 9 of 10 Pages

                                  SIGNATURES


     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Dated: September 2, 1998    ENRON CAPITAL & TRADE RESOURCES CORP.



                            By: /s/ Peggy B. Menchaca
                                -------------------------------
                            Name: Peggy B. Menchaca
                            Title: Vice President and Secretary


Dated: September 2, 1998    ENRON CORP.

                            By: /s/ Peggy B. Menchaca
                                -------------------------------
                            Name: Peggy B. Menchaca
                            Title: Vice President and Secretary


Dated: September 2, 1998    JOINT ENERGY DEVELOPMENT INVESTMENTS II
                             LIMITED PARTNERSHIP

                            By: Enron Capital Management II Limited Partnership,
                                its General Partner

                            By: Enron Capital II Corp., its general partner

                            By: /s/ Peggy B. Menchaca
                                -------------------------------
                            Name: Peggy B. Menchaca
                            Title: Vice President and Secretary

                                                             Page 10 of 10 Pages

                                INDEX TO EXHIBITS


     (i) Securities Purchase Agreement dated as of August 20, 1998 among the Issuer, ECT and JEDI II.

     (ii) Registration Rights Agreement dated as of August 20, 1998, by and among the Issuer, ECT and JEDI II.

     (iii) Warrant Certificate A-1 dated August 20, 1998, by and between Issuer and ECT.

     (iv) Warrant Certificate A-2 dated August 20, 1998, by and between Issuer and JEDI II.

     (v) Indenture between the Issuer and Chase Bank of Texas, National Association, as Trustee.

     (vi)  Joint Filing Agreement by and among the Reporting Persons.

                                  SCHEDULE I
                       DIRECTORS AND EXECUTIVE OFFICERS
                     ENRON CAPITAL & TRADE RESOURCES CORP.


    Name and Business Address    Citizenship         Position and Occupation
-------------------------------------------------------------------------------------------------
1400 Smith Street
Houston, Texas 77002
-------------------------------------------------------------------------------------------------
Mark A. Frevert                    U.S.A.         Director; President-ECT Europe and
                                                  Managing Director
-------------------------------------------------------------------------------------------------
Mark E. Haedicke                   U.S.A.         Director; Managing Director - Legal
-------------------------------------------------------------------------------------------------
Kevin P. Hannon                    U.S.A.         Director; President and Chief Operating
                                                  Officer
-------------------------------------------------------------------------------------------------
Kenneth D. Rice                    U.S.A.         Director; Chairman of the Board; Chief
                                                  Executive Officer and Managing Director;
                                                  Chairman and Chief Executive Officer--ECT
                                                  North America
-------------------------------------------------------------------------------------------------
Gene E.Humphrey                    U.S.A.         Vice Chairman
-------------------------------------------------------------------------------------------------
Amanda K. Martin                   U.S.A.         President--Energy and Finance Services
-------------------------------------------------------------------------------------------------
Robert J. Hermann                  U.S.A.         Vice President and General Tax Counsel
-------------------------------------------------------------------------------------------------

                       DIRECTORS AND EXECUTIVE OFFICERS
                                  ENRON CORP.


    Name and Business Address         Citizenship           Position and Occupation
--------------------------------------------------------------------------------------------------
Robert A Belfer                                        Director; Chairman, President and Chief
767 Fifth Avenue, 46th Floor             U.S.A.        Executive Officer, Belco Oil & Gas Corp.
New York, New York 10153
--------------------------------------------------------------------------------------------------
Norman P. Blake, Jr.                                   Director; Chairman, United States Fidelity
USF&G Corporation                        U.S.A.        and Guaranty Company
6225 Smith Avenue.  LA0300
Baltimore, Maryland 21209
--------------------------------------------------------------------------------------------------
Ronnie C. Chan                                         Director; Chairman of Hang Lung Development
Hang Lung Development Company Limited    U.S.A.        Group
28/F, Standard Chartered Bank Building
4 Des Vouex Road Central
Hong Kong
--------------------------------------------------------------------------------------------------
John H. Duncan
5851 San Felipe, Suite 850               U.S.A.        Director; Investments
Houston, Texas 77057
--------------------------------------------------------------------------------------------------
Joe H. Foy
404 Highridge Drive                      U.S.A.        Director; Retired Senior Partner, Bracewell
Kerrville, Texas 78028                                 & Patterson, L.L.P.
--------------------------------------------------------------------------------------------------
Wendy L. Gramm
P.O. Box 39134                           U.S.A.        Director; Former Chairman, U.S. Commodity
Washington, D.C.  20016                                Futures Trading Commission
--------------------------------------------------------------------------------------------------
Ken L. Harrison
121 S.W. Salmon Street                   U.S.A.        Director; Vice Chairman of Enron Corp.
Portland, Oregon 97204
--------------------------------------------------------------------------------------------------
Robert K. Jaedicke
Graduate School of Business              U.S.A.        Director; Professor (Emeritus), Graduate
Stanford University                                    School of Business, Stanford University
Stanford, California 94305
--------------------------------------------------------------------------------------------------
Charles A. LeMaistre
13104 Travis View Loop                   U.S.A.        Director; President (Emeritus), University
Austin, Texas  78732                                   of Texas M.D. Anderson Cancer Center
--------------------------------------------------------------------------------------------------

    Name and Business Address         Citizenship           Position and Occupation
--------------------------------------------------------------------------------------------------
Jerome J. Meyer
26600 S.W. Parkway                       U.S.A.        Director; Chairman and Chief Executive
Building 63, P. O. Box 1000                            Officer, Tektronix, Inc.
Wilsonville, Oregon 97070-1000
--------------------------------------------------------------------------------------------------
John A. Urquhart
John A. Urquhart Associates              U.S.A.        Director; Senior Advisor to the Chairman of
111 Beach Road                                         Enron Corp.; President, John A. Urquhart
Fairfield, Connecticut 06430                           Associates
--------------------------------------------------------------------------------------------------
John Wakeham
Pingleston House                         U.K.          Director; Former U.K. Secretary of State
Old Alresford                                          for Energy and Leader of the Houses of
Hampshire S024 9TB                                     Commons and Lords
United Kingdom
--------------------------------------------------------------------------------------------------
Charles E. Walker
Walker & Walker, LLC                     U.S.A.        Director; Chairman, Walker & Walker, LLC
10220 River Road, Suite 105
Potomac, Maryland 20854
--------------------------------------------------------------------------------------------------
G. Willison
4900 Rivergrade Road                     U.S.A.        Director; President and Chief Operating
Irwindale, California 91706                            Officer, Home Savings of America
--------------------------------------------------------------------------------------------------
Herbert S. Winokur, Jr.
Winokur & Associates, Inc.               U.S.A.        Director; President, Winokur & Associates,
30 East Elm Ct.                                        Inc.
Greenwich, Connecticut 06830
--------------------------------------------------------------------------------------------------
Kenneth L. Lay
1400 Smith Street                        U.S.A.        Director; Chairman and Chief Executive
Houston, Texas 77002                                   Officer, Enron Corp.
--------------------------------------------------------------------------------------------------
J. Clifford Baxter
1400 Smith Street                        U.S.A.        Senior Vice President, Corporate
Houston, Texas 77002                                   Development; Enron Corp.
--------------------------------------------------------------------------------------------------
Richard A. Causey
1400 Smith Street                        U.S.A.        Senior Vice President, Chief Accounting,
Houston, Texas 77002                                   Information and Administrative Officer,
                                                       Enron Corp.
--------------------------------------------------------------------------------------------------
James V. Derrick, Jr.
1400 Smith Street                        U.S.A.        Senior Vice President and General Counsel,
Houston, Texas 77002                                   Enron Corp.
--------------------------------------------------------------------------------------------------

    Name and Business Address         Citizenship           Position and Occupation
--------------------------------------------------------------------------------------------------
Andrew S. Fastow
1400 Smith Street                        U.S.A.        Senior Vice President and Chief Financial
Houston, Texas 77002                                   Officer, Enron Corp.
--------------------------------------------------------------------------------------------------
Mark A. Frevert
1400 Smith Street                        U.S.A.        President and Chief Executive Officer,
Houston, Texas 77002                                   Enron Europe, Ltd.
--------------------------------------------------------------------------------------------------
Stanley C. Horton
1400 Smith Street                        U.S.A.        Chairman and Chief Executive Officer, Enron
Houston, Texas 77002                                   Gas Pipeline Group
--------------------------------------------------------------------------------------------------
Rebecca P. Mark
1400 Smith Street                        U.S.A.        Vice Chairman, Enron Corp. and Chairman,
Houston, Texas 77002                                   Enron International, Inc.
--------------------------------------------------------------------------------------------------
Lou L. Pai
1400 Smith Street                        U.S.A.        Chairman and Chief Executive Officer, Enron
Houston, Texas 77002                                   Energy Services, Inc.
--------------------------------------------------------------------------------------------------
Kenneth D. Rice                          U.S.A.        Chairman and Chief Executive Officer, Enron
1400 Smith Street                                      Capital and Trade Resources Corp. - North
Houston, Texas 77002                                   America
--------------------------------------------------------------------------------------------------
Jeffrey K. Skilling
1400 Smith Street                        U.S.A.        Director; President and Chief Operating
Houston, Texas 77002                                   Officer, Enron Corp.
--------------------------------------------------------------------------------------------------
Joseph W. Sutton
1400 Smith Street                        U.S.A.        President and Chief Executive Officer,
Houston, Texas 77002                                   Enron International, Inc.
--------------------------------------------------------------------------------------------------
Thomas E. White
1400 Smith Street                        U.S.A.        Chairman, Chief Executive Officer and
Houston, Texas 77002                                   President, Enron Ventures Corp.
--------------------------------------------------------------------------------------------------

                       DIRECTORS AND EXECUTIVE OFFICERS
                            ENRON CAPITAL II CORP.

    Name and Business Address         Citizenship           Position and Occupation
--------------------------------------------------------------------------------------------------
1400 Smith Street
Houston, Texas 77002
--------------------------------------------------------------------------------------------------
James V. Derrick, Jr.
1400 Smith Street                        U.S.A.        Director
Houston, Texas 77002
--------------------------------------------------------------------------------------------------
Mark A. Frevert
1400 Smith Street                        U.S.A.        Director
Houston, Texas 77002
--------------------------------------------------------------------------------------------------
Kenneth D. Rice
1400 Smith Street                        U.S.A.        Director; Chairman, Chief Executive
Houston, Texas 77002                                   Officer and Managing Director
--------------------------------------------------------------------------------------------------
Gene E. Humphrey
1400 Smith Street                        U.S.A.        President and Managing Director
Houston, Texas 77002
--------------------------------------------------------------------------------------------------
Richard B. Buy
1400 Smith Street                        U.S.A.        Managing Director
Houston, Texas 77002
--------------------------------------------------------------------------------------------------
Andrew S. Fastow
1400 Smith Street                        U.S.A.        Managing Director
Houston, Texas 77002
--------------------------------------------------------------------------------------------------
Jeffrey McMahon
1400 Smith Street                        U.S.A.        Managing Director, Finance and Treasurer
Houston, Texas 77002
--------------------------------------------------------------------------------------------------
Mark E. Haedicke
1400 Smith Street                        U.S.A.        Managing Director and General Counsel
Houston, Texas 77002
--------------------------------------------------------------------------------------------------
Jeremy M. Blachman
1400 Smith Street                        U.S.A.        Vice President
Houston, Texas 77002
--------------------------------------------------------------------------------------------------
William W. Brown
1400 Smith Street                        U.S.A.        Vice President
Houston, Texas 77002
--------------------------------------------------------------------------------------------------

    Name and Business Address         Citizenship           Position and Occupation
--------------------------------------------------------------------------------------------------
Rebecca C. Carter
1400 Smith Street                        U.S.A.        Vice President
Houston, Texas 77002
--------------------------------------------------------------------------------------------------
Robert J. Hermann
1400 Smith Street                        U.S.A.        Vice President and General Tax Counsel
Houston, Texas 77002
--------------------------------------------------------------------------------------------------
Jordan H.Mintz
1400 Smith Street                        U.S.A.        Vice President, Tax and Tax Counsel
Houston, Texas 77002
--------------------------------------------------------------------------------------------------
Kristina M. Mordaunt
1400 Smith Street                        U.S.A.        Vice President and Assistant General
Houston, Texas 77002                                   Counsel
--------------------------------------------------------------------------------------------------
Julia Heintz Murray
1400 Smith Street                        U.S.A.        Vice President and General Counsel,
Houston, Texas 77002                                   Finance
--------------------------------------------------------------------------------------------------
Raymond M. Bowen
1400 Smith Street                        U.S.A.        Vice President
Houston, Texas 77002
--------------------------------------------------------------------------------------------------
Theodore R. Murphy
1400 Smith Street                        U.S.A.        Vice President
Houston, Texas 77002
--------------------------------------------------------------------------------------------------